                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934



                            Muse Technologies, Inc.
                            -----------------------
                                (Name of Issuer)

                     Common Stock $.015 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   627487101
                                   ---------
                                 (CUSIP Number)

                               November 16, 1998
                               -----------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [ ] Rule 13d-1(b)


  [ ] Rule 13d-1(c)


  [x] Rule 13d-1(d)


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================
  CUSIP NO.  627487101
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Continuum Resources International, ASA

      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Norway

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,000,000*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,000,000*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,000,000*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      14.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      CO

------------------------------------------------------------------------------
* Comprises 1,000,000 shares of common stock of Muse Technologies, Inc. and a warrant to purchase 1,000,000 shares of common stock of Muse Technologies, Inc.

===============================================================================
  CUSIP NO.  627487101
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Norex Group AS

      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Norway

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,000,000*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,000,000*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,000,000*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      14.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      CO

------------------------------------------------------------------------------
* Comprises 1,000,000 shares of common stock of Muse Technologies, Inc. and a warrant to purchase 1,000,000 shares of common stock of Muse Technologies, Inc.

                                   ITEM 1(a)

Name of Issuer:  The name of the issuer is Muse Technologies, Inc. ("Muse").

                                   ITEM 1(b)

Address of Issuer's Principal Executive Offices: The principal executive offices of Muse are located at 1601 Randolph, S.E., Albuquerque, New Mexico 87106.

                                   ITEM 2(a)

Name of Persons Filing: The reporting persons are Continuum Resources International, ASA ("Continuum") and Norex Group AS ("Norex"). Continuum is a wholly owned subsidiary of Norex and is the record owner of the securities subject to this Schedule.

                                   ITEM 2(b)

Address of Principal Business Office: The address of the principal business office of both Continuum and Norex is Ole Deviksvei #26, 0666 Oslo, Norway.

                                   ITEM 2(c)

Citizenship:  The place of organization of both Continuum and Norex is Norway.

                                   ITEM 2(d)

Title of Class of Securities: The class of securities of Muse owned beneficially by Continuum and Norex is common stock, $.015 par value (the "Common Stock").

                                   ITEM 2(e)

CUSIP Number:  627487101

                                     ITEM 3

Not applicable

                                     ITEM 4

Ownership:

(a) Amount Beneficially Owned: The amount of securities beneficially owned by Continuum is 2,000,000 shares of Common Stock. The amount of securities beneficially owned by Norex is 2,000,000 shares of Common Stock.

(b) Percent of Class: The percent of the class of Common Stock beneficially owned by Continuum is 14.6%. The percent of the class of Common Stock beneficially owned by Norex is 14.6%.

(c)  Number of shares as to which the person has:

     (i) Sole power to vote or to direct the vote: Neither Continuum nor Norex has the sole power to vote or to direct the vote of any shares of Common Stock.

     (ii) Shared power to vote or to direct the vote: Continuum and Norex share the power to vote or to direct the vote of 2,000,000 shares of Common Stock.

     (iii) Sole power to dispose or to direct the disposition of: Neither Continuum nor Norex has the sole power to dispose or to direct the disposition of any shares of Common Stock.

     (iv) Shared power to dispose or to direct the disposition of: Continuum and Norex share the power to dispose or to direct the disposition of 2,000,000 shares of Common Stock.

                                     ITEM 5

Not applicable

                                     ITEM 6

Not applicable

                                     ITEM 7

Not applicable

                                     ITEM 8

Not applicable

                                     ITEM 9

Not applicable

                                    ITEM 10

Not applicable


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     December 29, 2000

                         CONTINUUM RESOURCES INTERNATIONAL, ASA

                         By:/s/ Kjell G. Finstad
                            --------------------
                         Name: Kjell G. Finstad
                         Title: Chairman


                         NOREX GROUP AS

                         By:/s/ Kjell G. Finstad
                            --------------------
                         Name: Kjell G. Finstad
                         Title: Chairman